------               U.S. SECURITIES &          ------------
          FORM 4              EXCHANGE COMMISSION         OMB APPROVAL
          ------            Washington, D.C.  20549       ------------

[ ]  Check this box if                            OMB Number       3235-0287
     no longer subject                            Expires:    April 30, 1997
     Section 16. Form 4                           Estimated average burden
     or Form 5 obliga-                            hours per response . . 0.5
     tions may continue.
     See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

---------------------------------------------------------------------------
1.   Name and Address of Reporting Person

         Bailey       Joseph      P. III
     ------------------------------------
         (Last)      (First)     (Middle)

                  6 Lake Court
     ------------------------------------
                    (Street)

          Augusta    Georgia        30909
     ------------------------------------
         (City)      (State)   (ZIP)

2.   Issuer Name and Ticker or Trading Symbol

     Merry Land & Investment Company, Inc. (MRY)
     -------------------------------------------

3.   IRS or Social Security Number of Reporting Person

     ###-##-####
     -------------------------------------------------

4.   Statement for Month/Year

     March 1997
     ------------------------

5.   If Amendment, Date of Original (Month/Year)


     -------------------------------------------

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

                Director             10% Owner
     ---------            ---------
         X      Officer              Other
     ---------            ---------
     (give title below)   (specify below)
     ------------------------------------------

     Vice President

     ------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
----------------------------------------------------------------------------------------------------------------------------------
                                   3.           4.
                                   Transaction  Securities Acquired (A) or Disposed
                                   Code         of (D) (Instr. 3, 4 and 5)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     5. Amount of
                                                                                     Securities     6. Ownership   7. Nature of
                      2.                                                             Beneficially   Form: Direct      Indirect
                      Transaction                                                    Owned at End   (D) or            Beneficial
1.                    Date                                                           of Month       Indirect (I)      Ownership
Title of Security     (MM/DD/YY)    Code     V     Amount      (A) or (D)    Price   (Inst. 3 & 4)  (Instr. 4)        (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Common Stock          3/27/97       J<F1>    V       704.610       A        21.056     3,731.87          I             By ESOP
----------------------------------------------------------------------------------------------------------------------------------
Common Stock          ---           ---     ---        ---        ---          ---    59,010.00          D             --
----------------------------------------------------------------------------------------------------------------------------------
Common Stock          ---           ---     ---        ---        ---          ---     2,500.00          I             By Children
----------------------------------------------------------------------------------------------------------------------------------
Common Stock          ---        ---       ---       ---         ---         ---        500.00         I             By Spouse
----------------------------------------------------------------------------------------------------------------------------------

<F1> Allocation of shares on 3/27/97 under the Merry Land & Investment Company, Inc. Employee Stock Ownership Plan under
     Rule 16b-3(c) in an allocation of shares purchased by the ESOP, as of 12/30/96 at a price of $21.056 per share.

Reminder: Report on a separate line for each class of securities        Page 1
          beneficially owned directly or indirectly.                  SEC 1474
          (Print or Type Responses)                                     (3/91)


                /s/
     ---------------------------                   April 10, 1997
        Joseph P. Bailey III                            Date
**Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
Page 2
SEC 1474                                                                 (3/91)